        May 22, 2008

VIA EDGAR

David R. Humphrey, Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

Re:          AMR Corporation
Form 10-K filed for the year ended December 31, 2007
Filed February 20, 2008
File No. 1-8400

Dear Mr. Humphrey:

This letter sets forth AMR Corporation’s (AMR or the Company) responses with respect to the staff’s comment letter dated April 7, 2008 and received on May 15, 2008 regarding AMR’s Form 10-K for the year ended December 31, 2007.  The numbered responses in this letter correspond to the numbered paragraphs from the comment letter.  Both the staff’s comments and AMR’s responses have been included.

Item 7.  Management’s Discussion and Analysis
Overview

1.
Refer to the discussion announcing plans to divest AMR Eagle, your wholly-owned regional carrier.  Please tell us in detail your reasons for not reflecting the operations of AMR Eagle as either held for disposal (other than by sale) or held for sale at December 31, 2007, in accordance with paragraphs 27 through 31 of SFAS No. 144.  We note you expect to complete the divestiture in 2008 and further, that you are able to determine the amount of revenues and pre-tax income generated by AMR Eagle as disclosed in the Business section of the filing.  We may have further comments after review of your response.

Response:

In paragraph 30 of Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” (SFAS 144), the FASB defines the criteria a long-lived asset (disposal group) to be sold must meet to be classified as held for sale.  The Company did not meet these criteria specified in paragraph 30 as of December 31, 2007, nor did it meet these criteria as of the date of filing the 2007 Form 10-K.

The Company disclosed in its 2007 Form 10-K the following with respect to AMR Eagle:

“On November 28, 2007, the Company announced that it plans to divest AMR Eagle (American Eagle Airlines, Inc., and Executive Airlines, Inc.), its wholly-owned regional carrier. AMR believes that a divestiture of AMR Eagle is in the long-term best interests of the Company and its shareholders.  The Company continues to evaluate the form of the divestiture, which may include a spin-off to AMR shareholders, a sale to a third party, or some other form of separation from AMR. The Company expects to complete the divestiture in 2008; however, the completion of any transaction and its timing will depend on a number of factors, including general economic, industry and financial market conditions, as well as the ultimate form of the divestiture.”

As described above, although AMR intends to divest AMR Eagle, the Company did not as of December 31, 2007 have a decision as to the form of the divestiture. Currently, the Company anticipates that the form of the transaction will likely be either a spin-off to shareholders or a sale to a third party buyer. The background materials and financial information on AMR Eagle were just made available to interested parties in early May. Because the form of the transaction, through either sale or distribution to shareholders has not yet been determined, nor approved by the Board of Directors, the criteria in paragraph 30 of SFAS 144 have not been met.  Additionally, the Company has not yet determined which assets are expected to be disposed of, transferred, or sold.  Accordingly, AMR concluded AMR Eagle should remain classified as held and used as of December 31, 2007.

Additionally, it is expected that the Company will have significant continuing involvement with AMR Eagle after the divestiture, and therefore, AMR Eagle will not be accounted for as discontinued operations in accordance with paragraph 42(b) SFAS 144.

Item 7.  Management’s Discussion and Analysis
Overview

2.	Please also tell us whether and how the 24 planes grounded and held for disposal have been presented in your financial statements at December 31, 2007.

Response:  The 12 owned aircraft of the 24 planes grounded and held for disposal were presented as Other current assets.  As these aircraft were written down to fair value of less than $10 million, they were not separately stated in the Consolidated Balance Sheets nor separately disclosed in the Notes to the Consolidated Financial Statements of the 2007 Form 10-K.

AMR acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company.  The Company acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the staff may have.

              Very truly yours,

              /s/ Thomas W. Horton
        Thomas W. Horton
        Executive Vice President and Chief Financial Officer